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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM T-1


                   STATEMENT OF ELIGIBILITY AND QUALIFICATION
             UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED, OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(B)(2) CHECK THIS BOX [X]

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                            FIRST UNION NATIONAL BANK
               (Exact name of trustee as specified in its charter)

        United States National Bank                     22-1147033
        (State of incorporation if                      (I.R.S. employer
        not a national bank)                            identification no.)

        First Union National Bank
        230 South Tryon Street, 9th Floor
        Charlotte, North Carolina                       28288-1179
        (Address of principal                           (Zip Code)
        executive offices)

                                  Same as above
                 (Name, address and telephone number, including
                   area code, of trustee's agent for service)

                  AMERICAN RESIDENTIAL EAGLE BOND TRUST 1998-1
               (Exact name of obligor as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                     Pending
                      (I.R.S. employer identification no.)

                 c/o Wilmington Trust Company, as Owner Trustee
                               Rodney Square North
                               1100 Market Street
                           Wilmington, Delaware 19890
          (Address, including zip code, of principal executive offices)


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                        AMERICAN RESIDENTIAL EAGLE, INC.
               (Exact name of obligor as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   33-0787975
                      (I.R.S. employer identification no.)

                        445 Marine View Avenue, Suite 100
                                   Del Mar, CA
                                      92014
          (Address, including zip code, of principal executive offices)

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                  AMERICAN RESIDENTIAL EAGLE BOND TRUST 1998-1
                     COLLATERALIZED CALLABLE MORTGAGE BONDS
                       (Title of the indenture securities)

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1.    General information. Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject

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            Name                                       Address

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            Federal Reserve Bank of Richmond, VA       Richmond, VA

            Comptroller of the Currency                Washington, D.C.

            Securities and Exchange Commission
            Division of Market Regulation              Washington, D.C.

            Federal Deposit Insurance Corporation      Washington, D.C.

      (b)   Whether it is authorized to exercise corporate trust powers.

            The trustee is authorized to exercise corporate trust powers.

2. Affiliations with obligor and underwriters. If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

           None.

Because the obligor is not in default on any securities issued under indentures under which the applicant is trustee, Items 3 through 15 are not required herein.

16.   List of Exhibits.

      All exhibits identified below are filed as a part of this statement of eligibility.

      1. A copy of the Articles of Association of First Union National Bank as now in effect, which contain the authority to commence business and a grant of powers to exercise corporate trust powers.

      2. A copy of the certificate of authority of the trustee to commence business, if not contained in the Articles of Association.


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      3.    A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in exhibits (1) or (2) above.

      4. A copy of the existing By-laws of First Union National Bank, or instruments corresponding thereto.

      5.    Inapplicable.

      6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939 is included at Page 4 of this Form T-1 Statement.

      7. A copy of the latest report of condition of the trustee published pursuant to law or to the requirements of its supervising or examining authority is attached hereto.

      8.    Inapplicable.

      9.    Inapplicable.


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                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, First Union National Bank, a national association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Charlotte, and State of North Carolina, on the 29th day of May, 1998.

                                       FIRST UNION NATIONAL BANK
                                       (trustee)


                                       By:      /s/ Pablo de la Canal
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                                       Name:    Pablo de la Canal
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                                       Title:   Vice President
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